EXHIBIT 2.2

THIS VERSION OF THIS FORM IS EFFECTIVE BEGINNING 4/1/2005.

Document Processing Fee
If document is on paper: $150.00
If document is filed electronically: Currently Not Available
Fees are subject to change.
For electronic filing and to obtain copies of filed documents visit www.sos.state.co.us
Deliver paper documents to:
Colorado Secretary of State
Business Division
1560 Broadway, Suite 200
Denver, CO 80202-5169
Paper documents must be typed or machine printed.

ABOVE SPACE FOR OFFICE USE ONLY

Statement of Merger

filed pursuant to §7-90-301, et seq. and §7-90-203 Colorado Revised Statutes (C.R.S.)

1. Entity name or true name of each merging entity: (other than the surviving entity)

Health Sciences Group, Inc.
(Enter name exactly as it appears in the records of the secretary of state if applicable)

Form of entity: Corporation

Jurisdiction under which the entity was formed: Colorado

ID number (if applicable): ____________

Principal office street address: 6080 Center Drive, 6th Floor
(Street name and number)

Los Angeles *(City)* CA *(State)* 90045 *(Postal/Zip Code)*

_______ *(Province – if applicable)* _______ *(Country – if not US)*

Principal office mailing address: (if different from above) ____________
(Street name and number or Post Office Box information)

_______ *(City)* ___ *(State)* _______ *(Postal/Zip Code)*

_______ *(Province – if applicable)* _______ *(Country – if not US)*

Entity name or true name: (other than the surviving entity)

____
(Enter name exactly as it appears in the records of the secretary of state if applicable)

Form of entity: ____________

Jurisdiction under which the entity was formed: ____________

ID number (if applicable): ____________

Principal office street address: _____

(Street name and number)

_____

| *(City)* | *(State)* | *(Postal/Zip Code)* |

(Province – if applicable)   *(Country – if not US)*

Principal office mailing address: _____
(if different from above)

(Street name and number or Post Office Box information)

_____

| *(City)* | *(State)* | *(Postal/Zip Code)* |

(Province – if applicable)   *(Country – if not US)*

Entity name or true name:
(other than the surviving entity)

_____

(Enter name exactly as it appears in the records of the secretary of state if applicable)

Form of entity: _____

Jurisdiction under which the
entity was formed: _____

ID number (if applicable): _____

Principal office street address: _____

(Street name and number)

_____

| *(City)* | *(State)* | *(Postal/Zip Code)* |

(Province – if applicable)   *(Country – if not US)*

Principal office mailing address: _____
(if different from above)

(Street name and number or Post Office Box information)

_____

| *(City)* | *(State)* | *(Postal/Zip Code)* |

(Province – if applicable)   *(Country – if not US)*

(If there are more than three merging entities, mark this box ☐ and include an attachment stating the entity name, ID number, and the principal office address of each additional merging entity.)

2. Entity name of the surviving entity:

HSG Merger, Inc.

(Enter name exactly as it appears in the records of the secretary of state if applicable)

Form of entity: Corporation

Jurisdiction under which the
entity was formed: Delaware

ID number (if applicable): _____

Principal office street address: 6080 Center Drive, 6th Floor

(Street name and number)

_____

<table>
<tr><td></td><td>Los Angeles</td><td>CA</td><td>90045</td></tr>
<tr><td></td><td>*(City)*</td><td>*(State)*</td><td>*(Postal/Zip Code)*</td></tr>
</table>

_____ _____
(Province – if applicable)   *(Country – if not US)*

Principal office mailing address: _____
(if different from above)

(Street name and number or Post Office Box information)

_____

_____

_____ _____ _____
(City)   *(State)*   *(Postal/Zip Code)*

_____ _____
(Province – if applicable)   *(Country – if not US)*

3. New entity name of surviving entity:

Health Sciences Group, Inc.

4. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, make the applicable selection):*

☐ "bank" or "trust" or any derivative thereof
☐ "credit union"   ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

5. The merging entities are merged into the surviving entity pursuant to this section.

6. If the entity's period of duration as amended is perpetual, mark this box: ☐

    OR

If the entity's period of duration
as amended is less than perpetual, state
the date on which the period of duration
expires: _____
                                              (mm/dd/yyyy)

7. If one or more of the merging entities is a registrant of a trademark described in a filed document in the records of the secretary of state, mark this box ☐ and state below the document number of each such filed document.

    Document number: _____

    Document number: _____

(If more than two trademarks, mark this box ☐ and include an attachment stating the additional document numbers.)

8. Other amendments, if any, are attached.

9. Additional information may be included. If applicable, mark this box ☐ and include an attachment stating the additional information.

10. *(Optional)* Delayed effective date: _____
                                              (mm/dd/yyyy)

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

11. Name(s) and address(es) of the
    individual(s) causing the document
    to be delivered for filing:

Hannah	Kasey		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

10100 Santa Monica Blvd.
(Street name and number or Post Office Box information)
7th Floor

Los Angeles	CA	90045	
(City)	*(State)*	*(Postal/Zip Code)*	

(Province – if applicable)	*(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.